Mail Stop 3030

January 13, 2008

Derrick R. Meyer
President and Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place, P.O. Box 3453
Sunnyvale, California 94088-3453

> **Re: Advanced Micro Devices, Inc.**
> **Amendment to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2009**
> **File No. 1-07882**

Dear Mr. Meyer:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Purpose and Reasons for the Transaction, page 8

1.   We note your response to comment 3. Please expand to discuss the negative consequences to AMD shareholders in the event of sale, liquidation, or dissolution of The Foundry Company because AMD currently owns 100% of the assets that will be transferred to The Foundry Company and will only own 34.2% of the joint venture at the conclusion of the transfer of assets.

<u>Fairness Opinions</u>

2.   We note your response to prior comment 6. If you intend to furnish shareholders with the fairness opinions that are based upon the draft amendment rather than the actual executed agreement, expand the disclosure in the appropriate locations to explain to investors your reasons for doing so. Also expand the disclosure to compare the draft amendment furnished to the fairness advisors with the actual executed agreement. We note your response that they were "substantially identical."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (by Facsimile) Tad J. Freese, Esq.